Exhibit 99.7

Summary of Loan Agreement Entered into by and between Shenzhen BAK
Battery Co., Ltd. (“the Company”) and Longgang Branch, Shenzhen
Development Bank Co., Ltd (the “Creditor”) on August 4, 2010

Main contents:

  Contract number: Shenfa Longgang Daizi 20100803001;

  Main Contract: Comprehensive Credit Facility Agreement;

  Main Contract number: Shenfa Longgang Zongzi 20091221001;

  Loan principal: RMB 20 million;

  Loan term: from August 4, 2010 to June 14 , 2011;

  Floating interest rate: Interest rate of loan shall be 95% of the benchmark rate announced by the People’s Bank of China, and be adjusted every 3 months;

    Interest accrued and settled per month, interest settlement day is the 20th day of each month;

    Penalty interest rate for delayed repayment: current interest rate plus 50% * current interest rate;

    Penalty interest rate for embezzlement of loan proceeds: current interest rate *1;

  Purpose of the loan is to provide working capital for the Company;

  If any of the following occurs, the Creditor is entitled to demand prepayment of loan principal and interest before maturity and cancel all loans unprovided ;

    The Company provides untrue documents or hide important financial information about its operation;

    The Company intentionally evades bank debts by way of related  party transaction or other means;

    The Company uses loan proceeds for purposes other than what is agreed without the consent of the Creditor;

    Occurrence of other instances which endangers or may endanger the safety of the loan provided by the Creditor;

Headlines of the articles omitted:

  Interest clearing of the loan

  Payment of the loan

  Rights and obligation of the Company

  Rights and obligations of the Creditor

  Disputation settlement and Validity

  Fees

  Breach of contract penalties

  Declaration, guaranty and undertaking of the Company

  Amendment and Termination of Contract

  Others